Lawrence S. Elbaum lelbaum@velaw.com

Tel +1.212.237.0084 Fax +1.917.849.5379

April 24, 2019

Via EDGAR, Email and Federal Express

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Hudson Global, Inc. DEFA14A filing made under cover of Schedule 14A Filed on April 18, 2019 by Hudson Global, Inc. File No. 001-38704

Dear Mr. Panos:

This letter is being submitted on behalf of our client, Hudson Global, Inc. (the “Company”), with respect to the DEFA14A filing made under cover of Schedule 14A filed with the Securities and Exchange Commission on April 18, 2019, File No. 001-38704.

In response to your letter to the Company dated April 19, 2019, we hereby confirm that the Company is concurrently refiling the document using the header tag DEFR14A as Amendment No. 1 to the Definitive Proxy Statement.

Please feel free to contact me at (212) 237-0084 to discuss any questions or comments you might have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc: Jeffrey E. Eberwein (Jeff.Eberwein@hudsonpro.com)

      Patrick Gadson (pgadson@velaw.com)

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London New York Richmond Riyadh San Francisco Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com